

Mail Stop 3720

November 25, 2008

Craig A. Weltzer, Chief Executive Officer
Aventura Holdings, Inc.
5555 Anglers Avenue, Suite 9
Ft. Lauderdale, FL 33312
Facsimile: (305) 402-2832

> **Re: Aventura Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 6, 2008**
> **File No. 333-155097**

Dear Mr. Weltzer:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It does not appear that you are eligible to incorporate by reference pursuant to General Instruction VII.D to Form S-1 because you are offering penny stock as defined in Rule 3a51-1 under the Exchange Act. Please revise to include in your registration statement all information required by Form S-1.

Prospectus Cover Page

2.   We note that the shares will be offered at "an anticipated" offering price of $0.0005 per share. Please disclose the exact offering price. Alternatively, please

confirm your understanding that all the shares are to be offered at a fixed price and that you will comply with the requirements of Rule 430A if the form of prospectus filed as part of the registration statement declared effective does not disclose the final offering price. If this is the case, also include in your registration statement the undertaking required by Regulation S-K Item 512(i).

3.   Separately identify the proceeds that the company will receive and that the selling stockholder will receive. Also clarify that this assumes sale of all sales registered. Refer to Regulation S-K Item 501(b)(3).

Item 8. Plan of Distribution, page 13

4.   We note that the offering will be conducted on a best-efforts basis utilizing the efforts of your CEO. Please disclose how you will determine whether subscriptions are satisfied with shares issued by the company or shares sold by the selling stockholder. For example, disclose whether either group of shares will have priority, whether shares will be delivered on a pro rata basis, or otherwise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3257, with any questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief